                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             POLYMEDICA CORPORATION
                       (Name of Subject Company (issuer))

                       POLYMEDICA CORPORATION, AS OFFEROR
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                    AND THE ASSOCIATED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                   731738100
                     (CUSIP Number of Class of Securities)
                                   ---------

                                 KEITH W. JONES
                             CHIEF FINANCIAL OFFICER
                             POLYMEDICA CORPORATION
                                11 STATE STREET
                                WOBURN, MA 01801
                                 (781) 933-2020
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   ---------

                                   COPIES TO:

                              STEVEN M. PECK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         100 FEDERAL STREET, 34TH FLOOR
                                BOSTON, MA 02110
                                 (617) 772-8300

                           CALCULATION OF FILING FEE:
      Transaction Valuation(1)                    Amount of Filing Fee(2)
                           --------------------------
           $150,000,000                                  $17,655
                           --------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,347,826 shares of common stock at the maximum tender offer price of $34.50 per share.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration No.:
      Filing Party:
      Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [x]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------

      This Tender Offer Statement on Schedule TO is being filed by PolyMedica Corporation, a Massachusetts corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase up to 4,878,048 shares of its outstanding common stock, $0.01 par value per share, including the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002 upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively.

Item 1. Summary Term Sheet.

      The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) Name and address. PolyMedica Corporation, a Massachusetts corporation, is the subject company. The address and telephone number of its principal executive offices are 11 State Street, Woburn, Massachusetts 01801, (781) 933-2020.

      (b) Securities. The subject securities consist of the Company's common stock, $0.01 par value per share (the "Common Stock") and the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002. As of May 24, 2005, 27,963,724 shares of Common Stock were outstanding.

      (c) Trading market and price. The Common Stock is traded on the Nasdaq National Market under the symbol "PLMD." The information set forth in the Offer to Purchase under Section 8 ("Price Range of the Shares; Dividends") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a) Name and address. The issuer is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) Material terms. The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

      *     "Summary Term Sheet";

      *     Section 1 ("Number of Shares; Proration");

      * Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer");

      *     Section 3 ("Procedures for Tendering Shares");

      *     Section 4 ("Withdrawal Rights");

      *     Section 5 ("Purchase of Shares and Payment of Purchase Price");

      *     Section 6 ("Conditional Tender of Shares");

      *     Section 7 ("Conditions of the Tender Offer");

      *     Section 9 ("Source and Amount of Funds");

      *     Section 13 ("United States Federal Income Tax Consequences"); and

      *     Section 14 ("Extension of the Tender Offer; Termination;
            Amendment").

      (b) Purchases. The information set forth in the Offer to Purchase under
Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (e) Agreements involving the subject company's securities. The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a); (b); (c) Purposes; Use of securities acquired; plans. The information set forth in the Offer to Purchase under "Summary Term Sheet" and Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (a); (b); (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

      (a); (b) Securities ownership; Securities transactions. The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

      (a) Solicitations or recommendations. The information under Section 15 ("Fees and Expenses") is incorporated herein by reference.

Item 10. Financial Statements.

      (a) Not applicable. Notwithstanding that financial statements are not required pursuant to the Instructions to Item 10, the Company has provided historical condensed financial statements for the nine months ended December 31, 2004, the fiscal year ended March 31, 2004 and the fiscal year ended March 31, 2003 and has incorporated by reference certain documents filed with the Securities and Exchange Commission in Section 10 ("Certain Information Concerning PolyMedica") of the Offer to Purchase.

      (b) Not applicable. Notwithstanding that pro forma financial information is not required pursuant to the Instructions to Item 10, the Company has provided the pro forma financial information reflecting the impact of the tender offer on the Company's financial results for the nine months ended December 31, 2004 and the fiscal year ended March 31, 2004 in Section 10 ("Certain Information Concerning PolyMedica") of the Offer to Purchase.

Item 11. Additional Information.

      (a) Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer to Purchase under Section 10 ("Certain Information Concerning PolyMedica"), Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and
Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

      (b) Other material information. The information set forth in the Offer to Purchase and the Letter of Transmittal (Exhibits (a)(1) and (a)(2), respectively, to this Schedule TO) is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)         Offer to Purchase, dated May 26, 2005.*

(a)(1)(ii)        Form of Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv)        Form of Letter to Clients.*

(a)(1)(v)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees.*

(a)(1)(vi)        Letter to Shareholders from the Chief Executive Officer of the
                  Company, dated May 26, 2005.*

(a)(1)(vii) Form of Notice to Holders of Vested Options to Purchase Shares of the Company's Common Stock.*



(a)(2)            None.

(a)(3)            Not applicable.

(a)(4)            Not applicable.

(a)(5)(i)         Form of summary advertisement dated May 26, 2005.*

(b)(1)            Credit Agreement, dated April 12, 2005, between PolyMedica
                  Corporation and Bank of America, N.A., Wachovia Bank, National
                  Association, Citizens Bank of Massachusetts, Banc of America
                  Securities LLC and Wachovia Capital Markets, LLC, incorporated by reference to the Company's Current Report on Form 8-K filed
                  April 18, 2005.

(b)(2)            Credit Agreement Supplement and Amendment, dated as of May 24,
                  2005.*

(d)(1) PolyMedica Corporation 1990 Stock Option Plan, as amended, incorporated herein by reference to the Company's Annual
                  Report on Form 10-K for the fiscal year ended March 31, 1995.

(d)(2) PolyMedica Corporation 1992 Directors' Stock Option Plan, as amended, incorporated herein by reference to the Company's
                  Annual Report on Form 10-K for the year ended March 31, 1994.

(d)(3) PolyMedica Corporation 1998 Stock Incentive Compensation Plan, as amended.*

(d)(4) PolyMedica Corporation 2000 Stock Incentive Plan, as amended, incorporated herein by reference to the Company's Quarterly
                  Report on Form 10-Q for the quarter ended September 30, 2004.

(d)(5) PolyMedica Corporation 1992 Employee Stock Purchase Plan, as amended, incorporated herein by reference to the Company's
                  Annual Report on Form 10-K for the fiscal year ended March 31, 1995.

(d)(6) PolyMedica Corporation 2001 Employee Stock Purchase Plan, as amended.*

(d)(7)            Rights Agreement, between the Company and Equiserve Trust
                  Company, as Rights Agent, dated as of September 13, 2002, which includes as Exhibit A the Form of Certificate of Vote of the Series B Junior Participating Preferred Stock, as Exhibit
                  B the Form of Rights Certificates and as Exhibit C the Summary of Rights to Purchase Preferred Stock, incorporated herein by reference to the Company's Current Report on Form 8-K filed
                  September 16, 2002.

(d)(8)            Employment Agreement by and between the Company and Stephen C.
                  Farrell dated September 1, 2000, incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001.

(d)(9) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated April 16,
                  2001, incorporated herein by reference to the Company's Annual
                  Report on Form 10-K for the fiscal year ended March 31, 2001.

(d)(10) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated September 24,
                  2001, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended September
                  30, 2001.

(d)(11) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated October 12,
                  2001, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended September
                  30, 2001.

(d)(12) Letter Agreement amendment to Employment Agreement by and between the Company and Mr. Stephen C. Farrell dated May 31,
                  2002, incorporated herein by reference to the Company's Annual
                  Report on Form 10-K for the fiscal year ended March 31, 2002.

(d)(13)           Retention Agreement by and between the Company and Stephen C.
                  Farrell dated March 7, 2002, incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(d)(14) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated July 15,
                  2002, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended June 30,
                  2002.

(d)(15) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated February 5,
                  2003, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended December
                  31, 2002.

(d)(16) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated August 29,
                  2003, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended September
                  30, 2003.

(d)(17) Letter Agreement amendment to Retention Agreement by and between the Company and Stephen C. Farrell dated November 3,
                  2003, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended December
                  31, 2003.

(d)(18) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated November 3,
                  2003, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended December
                  31, 2003.

(d)(19)           Employment Agreement by and between the Company and William B.
                  Eck dated March 1, 2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended
                  March 31, 2004.

(d)(20)           Retention Agreement by and between the Company and William B.
                  Eck dated March 1, 2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended
                  March 31, 2004.

(d)(21) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated January 30,
                  2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

(d)(22) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated May 17, 2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

(d)(23)           Employment Agreement by and between the Company and Patrick T.
                  Ryan dated September 27, 2004, incorporated herein by reference to the Company's Current Report on Form 8-K filed
                  October 1, 2004.

(d)(24)           Retention Agreement by and between the Company and Patrick T.
                  Ryan dated September 27, 2004, incorporated herein by reference to the Company's Current Report on Form 8-K filed
                  October 1, 2004.

(d)(25)           Employment Agreement by and between the Company and Keith W.
                  Jones dated February 9, 2005, incorporated herein by reference to the Company's Current Report on Form 8-K filed February 14,
                  2005.

(d)(26)           Retention Agreement by and between the Company and Keith W.
                  Jones dated February 9, 2005, incorporated herein by reference to the Company's Current Report on Form 8-K filed February 14,
                  2005.

(d)(27) Restricted Stock Agreement by and between the Company and Patrick T. Ryan dated March 18, 2005.*

(g)               Not applicable.

(h)               Not applicable.

----------
*
Filed herewith.

Item 13. Information Required by Schedule 13E-3.

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             POLYMEDICA CORPORATION


                                             /s/ Keith W. Jones
                                             -----------------------------------
                                             Name:  Keith W. Jones
                                             Title: Chief Financial Officer


Date: May 26, 2005

                                INDEX TO EXHIBITS


Exhibit
Number                                      Description
--------------------------------------------------------------------------------
(a)(1)(i)         Offer to Purchase, dated May 26, 2005.*

(a)(1)(ii)        Form of Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv)        Form of Letter to Clients.*

(a)(1)(v)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees.*

(a)(1)(vi)        Letter to Shareholders from the Chief Executive Officer of the
                  Company, dated May 26, 2005.*

(a)(1)(vii) Form of Notice to Holders of Vested Options to Purchase Shares of the Company's Common Stock.*

(a)(2)            None.

(a)(3)            Not applicable.

(a)(4)            Not applicable.

(a)(5)(i)         Form of summary advertisement dated May 26, 2005.*

(b)(1)            Credit Agreement, dated April 12, 2005, between PolyMedica
                  Corporation and Bank of America, N.A., Wachovia Bank, National
                  Association, Citizens Bank of Massachusetts, Banc of America
                  Securities LLC and Wachovia Capital Markets, LLC, incorporated by reference to the Company's Current Report on Form 8-K filed
                  April 18, 2005.

(b)(2)            Credit Agreement Supplement and Amendment, dated as of May 24,
                  2005.*

(d)(1) PolyMedica Corporation 1990 Stock Option Plan, as amended, incorporated herein by reference to the Company's Annual
                  Report on Form 10-K for the fiscal year ended March 31, 1995.

(d)(2) PolyMedica Corporation 1992 Directors' Stock Option Plan, as amended, incorporated herein by reference to the Company's
                  Annual

                  Report on Form 10-K for the year ended March 31, 1994.

(d)(3) PolyMedica Corporation 1998 Stock Incentive Compensation Plan, as amended.*

(d)(4) PolyMedica Corporation 2000 Stock Incentive Plan, as amended, incorporated herein by reference to the Company's Quarterly
                  Report on Form 10-Q for the quarter ended September 30, 2004.

(d)(5) PolyMedica Corporation 1992 Employee Stock Purchase Plan, as amended, incorporated herein by reference to the Company's
                  Annual Report on Form 10-K for the fiscal year ended March 31, 1995.

(d)(6) PolyMedica Corporation 2001 Employee Stock Purchase Plan, as amended.*

(d)(7)            Rights Agreement, between the Company and Equiserve Trust
                  Company, as Rights Agent, dated as of September 13, 2002, which includes as Exhibit A the Form of Certificate of Vote of the Series B Junior Participating Preferred Stock, as Exhibit
                  B the Form of Rights Certificates and as Exhibit C the Summary of Rights to Purchase Preferred Stock, incorporated herein by reference to the Company's Current Report on Form 8-K filed
                  September 16, 2002.

(d)(8)            Employment Agreement by and between the Company and Stephen C.
                  Farrell dated September 1, 2000, incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001.

(d)(9) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated April 16,
                  2001, incorporated herein by reference to the Company's Annual
                  Report on Form 10-K for the fiscal year ended March 31, 2001.

(d)(10) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated September 24,
                  2001, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended September
                  30, 2001.

(d)(11) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated October 12,
                  2001, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended September
                  30, 2001.

(d)(12) Letter Agreement amendment to Employment Agreement by and between the Company and Mr. Stephen C. Farrell dated May 31,
                  2002, incorporated herein by reference to the Company's Annual
                  Report on Form 10-K for the fiscal year ended March 31, 2002.

(d)(13)           Retention Agreement by and between the Company and Stephen C.

                  Farrell dated March 7, 2002, incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(d)(14) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated July 15,
                  2002, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended June 30,
                  2002.

(d)(15) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated February 5,
                  2003, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended December
                  31, 2002.

(d)(16) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated August 29,
                  2003, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended September
                  30, 2003.

(d)(17) Letter Agreement amendment to Retention Agreement by and between the Company and Stephen C. Farrell dated November 3,
                  2003, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended December
                  31, 2003.

(d)(18) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated November 3,
                  2003, incorporated herein by reference to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended December
                  31, 2003.

(d)(19)           Employment Agreement by and between the Company and William B.
                  Eck dated March 1, 2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended
                  March 31, 2004.

(d)(20)           Retention Agreement by and between the Company and William B.
                  Eck dated March 1, 2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended
                  March 31, 2004.

(d)(21) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated January 30,
                  2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

(d)(22) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated May 17, 2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

(d)(23)           Employment Agreement by and between the Company and Patrick T.

                  Ryan dated September 27, 2004.*

(d)(24)           Retention Agreement by and between the Company and Patrick T.
                  Ryan dated September 27, 2004, incorporated herein by reference to the Company's Current Report on Form 8-K filed
                  October 1, 2004.

(d)(25)           Employment Agreement by and between the Company and Keith W.
                  Jones dated February 9, 2005, incorporated herein by reference to the Company's Current Report on Form 8-K filed February 14,
                  2005.

(d)(26)           Retention Agreement by and between the Company and Keith W.
                  Jones dated February 9, 2005, incorporated herein by reference to the Company's Current Report on Form 8-K filed February 14,
                  2005.

(d)(27) Restricted Stock Agreement by and between the Company and Patrick T. Ryan dated March 18, 2005.*

(g)               Not applicable.

(h)               Not applicable.

----------
*
Filed herewith.